UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Forge Global Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

34629L103

(CUSIP Number)

Kristy Trieste
7 World Trade Center

250 Greenwich Street, 47th Floor
New York, NY 10007

(212) 651-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Evan D’Amico
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036
(202) 955-8500

May 9, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-A, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,661,093(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,661,093(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,661,093(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.57%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 1,995,820 shares of common stock, par value $0.0001 per share (“Common Stock”), and warrants to purchase 665,273 shares of Common Stock held directly by Motive Capital Fund I-A, LP (“MC Fund I-A”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-B, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,368,734(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,368,734(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,368,734(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.98%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by Motive Capital Fund I-B, LP (“MC Fund I-B”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I-MPF, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 192,394(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 192,394(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 192,394(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.11%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by Motive Capital Fund I-MPF, LP (“MC Fund I-MPF”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-A, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held by MCF2 FG Aggregator, LLC (“MCF2 Aggregator”), an entity in which Motive Capital Fund II-A, LP (“MC Fund II-A”) owns an interest. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-B, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22% (1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held by MCF2 Aggregator, an entity in which Motive Capital Fund II-B, LP (“MC Fund II-B”) owns an interest. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II-MPF, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held by MCF2 Aggregator, an entity in which Motive Capital Fund II-MPF, LP (“MC Fund II-MPF”) owns an interest. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Funds Sponsor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,616,667(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,616,667(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,616,667(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.97%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Motive Capital Funds Sponsor, LLC (“Sponsor”). See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund I GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,222,221(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,222,221(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,222,221(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.64%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B and (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF. Motive Capital Fund I GP, LP (“MC-I General Partner”) is the general partner of MC Fund I-A, MC Fund I-B and MC Fund I-MPF. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: MCF2 FG Aggregator, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held directly by MCF2 Aggregator. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Capital Fund II GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,444,443(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,444,443(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,444,443(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.22%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held by MCF2 Aggregator, whose members are MC Fund II-A, MC Fund II-B and MC Fund II-MPF. Motive Capital Fund II GP, LP (“MC-II General Partner”) is the general partner of MC Fund II-A, MC Fund II-B and MC Fund II-MPF and the manager of MCF2 Aggregator. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Motive Partners GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held directly by MCF2 Aggregator and (v) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Motive Partners GP, LLC (“Partners GP”) is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: ROB Exploration, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held directly by MCF2 Aggregator and (v) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Rob Exploration LLC (“Exploration”) is the sole member of Partners GP. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

(1)	Name of Reporting Persons: Paul Luc Robert Heyvaert
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 36,283,331(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 36,283,331(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,283,331(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.02%(1), (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 1,995,820 shares of Common Stock and warrants to purchase 665,273 shares of Common Stock held directly by MC Fund I-A, (ii) 2,526,551 shares of Common Stock and warrants to purchase 842,183 shares of Common Stock held directly by MC Fund I-B, (iii) 144,296 shares of Common Stock and warrants to purchase 48,098 shares of Common Stock held directly by MC Fund I-MPF, (iv) 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock held by MCF2 Aggregator and (v) 10,230,000 shares of Common Stock and warrants to purchase 7,386,667 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Exploration is the sole member of Partners GP. Paul Luc Robert Heyvaert is the sole member of Exploration. See Item 5 of this Schedule 13D.
(2)	Based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 34629L103

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock of Forge Global Holdings, Inc., a Delaware corporation.

This amendment (the “Amendment”) amends the prior Schedule 13D filed by the Reporting Persons (except MCF2 FG Aggregator, which is a new party to this Schedule 13D) with the Securities and Exchange Commission on March 31, 2022 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

The address of Forge Global Holdings, Inc.’s principal executive offices is 415 Mission St., San Francisco, CA, 94105.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Motive Capital Fund I-A, LP, a Delaware limited partnership (“MC Fund I-A”), Motive Capital Fund I-B, LP, a Delaware limited partnership (“MC Fund I-B”), Motive Capital Fund I-MPF, LP, a Delaware limited partnership (“MC Fund I-MPF”), Motive Capital Fund II-A, LP, a Delaware limited partnership (“MC Fund II-A”), Motive Capital Fund II-B, LP, a Delaware limited partnership (“MC Fund II-B”), Motive Capital Fund II-MPF, LP, a Delaware limited partnership (“MC Fund II-MPF”), MCF2 FG Aggregator, LLC, a Delaware limited liability company (“MCF2 FG Aggregator”), Motive Capital Funds Sponsor, LLC, a Delaware limited liability company (“Sponsor”), Motive Capital Fund I GP, LP, a Delaware limited partnership (“MC-I General Partner”), Motive Capital Fund II GP, LP, a Delaware limited partnership (“MC-II General Partner”), Motive Partners GP, LLC, a Delaware limited liability company (“Partners GP”), ROB Exploration LLC, a Delaware limited liability company (“Exploration,” and collectively with MC Fund I-A, MC Fund I-B, MC Fund I-MPF, MC Fund II-A, MC Fund II-B, MC Fund II-MPF, MCF2 FG Aggregator, Sponsor, MC-I General Partner, MC-II General Partner and Partners GP, the “Motive Funds”), and Paul Luc R. Heyvaert (“Mr. Heyvaert”, and collectively with the Motive Funds, the “Reporting Persons”).

The general partner of MC Fund I-A, MC Fund I-B and MC Fund I-MPF is MC-I General Partner. The general partner of MC Fund II-A, MC Fund II-B and MC Fund II-MPF is MC-II General Partner. The manager of MCF2 FG Aggregator is MC-II General Partner and the members of MCF2 FG Aggregator are MC Fund II-A, MC Fund II-B and MC Fund II-MPF. The general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor is Partners GP. The sole member of Partners GP is Exploration, of which Paul Luc Robert Heyvaert is the sole member. MC-I General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund I-A, MC Fund I-B and MC Fund I-MPF. Each of MC-II General Partner, MC Fund II-A, MC Fund II-B and MC Fund II-MPF may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MCF2 FG Aggregator. Each of Partners GP, Exploration and Paul Luc Robert Heyvaert may be deemed to have beneficial ownership of all of the shares of Common Stock and the shares of Common Stock underlying warrants reported herein. In each case, each of MC-I General Partner, MC-II General Partner, MC Fund II-A, MC Fund II-B, MC Fund II-MPF, Partners GP, Exploration and Mr. Heyvaert disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.

The principal business address of each of the Reporting Persons is 7 World Trade Center, 250 Greenwich St., 47th Floor, New York, NY 10007.

(c)	The Motive Funds are principally engaged in the business of investments in securities. The principal purpose of Mr. Heyvaert is to serve as Managing Founding Partner and Chief Executive Officer of Partners GP and to manage Exploration.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Motive Funds is organized under the laws of the state of Delaware. Mr. Heyvaert is a Belgian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

On May 9, 2022, (i) MC Fund II-A contributed 4,484,888 shares of Common Stock and warrants to purchase 1,494,962 shares of Common Stock to MCF2 FG Aggregator in exchange for an interest in MCF2 FG Aggregator, (ii) MC Fund II-B contributed 4,403,691 shares of Common Stock and warrants to purchase 1,467,897 shares of Common Stock to MCF2 FG Aggregator in exchange for an interest in MCF2 FG Aggregator, and (iii) MC Fund II-MPF contributed 444,754 shares of Common Stock and warrants to purchase 148,251 shares of Common Stock to MCF2 FG Aggregator in exchange for an interest in MCF2 FG Aggregator. As a result of those transactions, none of MC Fund II-A, MC Fund II-B, and MC Fund II-MPF directly holds Common Stock or warrants to purchase Common Stock and MCF2 Aggregator holds 9,333,333 shares of Common Stock and warrants to purchase 3,111,110 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 are incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 169,223,826 shares of Common Stock outstanding as of May 9, 2022.

MC-I General Partner may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MC Fund I-A, MC Fund I-B and MC Fund I-MPF. Each of MC-II General Partner, MC Fund II-A, MC Fund II-B and MC Fund II-MPF may be deemed to have beneficial ownership of the shares of Common Stock and the shares of Common Stock underlying warrants held directly by MCF2 FG Aggregator. Each of Partners GP, Exploration and Paul Luc Robert Heyvaert may be deemed to have beneficial ownership of all of the shares of Common Stock and the shares of Common Stock underlying warrants reported herein. In each case, each of MC-I General Partner, MC-II General Partner, MC Fund II-A, MC Fund II-B, MC Fund II-MPF, Partners GP, Exploration and Mr. Heyvaert disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.

(c) Other than as described in this Item 5, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to include the following:

On May 9, 2022, each of MC Fund II-A, MC Fund II-B and MC Fund II-MPF contributed all of the shares of Common Stock and warrants to purchase Common Stock that it received pursuant to the A&R FPA to MCF2 FG Aggregator in exchange for an interest in MCF2 FG Aggregator.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Merger Agreement, dated as of September 13, 2021, by and among Motive, Merger Sub and Forge Global (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on September 13, 2021)

99.2	Amended and Restated Registration Rights Agreement, dated as of March 21, 2022, by and among the Issuer, Sponsor, certain former directors of Motive, and, certain equityholders of the Issuer named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 25, 2022)

99.3	Amended and Restated Forward Purchase Agreement, dated as of September 13, 2021, by and among Motive and the A&R FPA Investors (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on September 13, 2021)

99.4	Joint Filing Agreement, dated May 19, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of May 19, 2022

MOTIVE CAPITAL FUND I-A, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I-B, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I-MPF, LP
By:	Motive Capital Fund I GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-A, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-B, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II-MPF, LP
By:	Motive Capital Fund II GP, LP, its general partner
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MCF2 FG AGGREGATOR, LLC
By:	Motive Capital Fund II GP, LP, its manager
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUNDS SPONSOR, LLC
By:	Motive Partners GP, LLC, its manager

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND I GP, LP
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE CAPITAL FUND II GP, LP
By:	Motive Partners GP, LLC, its general partner

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

MOTIVE PARTNERS GP, LLC

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Managing Founding Partner and Chief Executive Officer

ROB Exploration, LLC

By:	/s/ Paul Luc R. Heyvaert
Name:	Paul Luc R. Heyvaert
Title:	Member

PAUL LUC ROBERT HEYVAERT

By:	/s/ Paul Luc Robert Heyvaert
Name:	Paul Luc Robert Heyvaert